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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 16, 2004

Commission File Number 33-95280

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

        The documents listed in the Exhibit List below are furnished pursuant to this Form 6-K.

Exhibit List

Exhibit No.	Description
99.1	Press Release, dated April 16, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge Reports Record First Quarter Earnings of US$184 Million"
99.2	Press Release, dated April 16, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge and Agnico-Eagle announce supply agreement"

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
April 19, 2004	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated April 16, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge Reports Record First Quarter Earnings of US$184 Million"
99.2	Press Release, dated April 16, 2004, of Falconbridge Limited regarding Falconbridge Limited's announcement that "Falconbridge and Agnico-Eagle announce supply agreement"

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Exhibit List
SIGNATURES
Exhibit Index